Exhibit Index Page 7


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549


                                SCHEDULE 13G-A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. _______1________)*


                          Human Genome Sciences, Inc.
______________________________________________________________________
                               (Name of Issuer)

                         Common Stock;  $.01 Par Value
______________________________________________________________________
                        (Title of Class of Securities)

                                   444903108
______________________________________________________________________
                                (CUSIP NUMBER)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        444903108         13G-A


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Aetna Life and Casualty Company
        151 Farmington Avenue
        Hartford, CT.   06156-3124   IRS Identification No. 06-0843808
______________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)_________
    N/A
                                                          (b)_________
______________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut
______________________________________________________________________

                                             5.  SOLE VOTING POWER
                                                 501,500
NUMBER OF SHARES BENEFICIALLY                _________________________
OWNED BY EACH REPORTING
PERSON WITH
                                             6.  SHARED VOTING POWER
                                                 -0-
                                             _________________________


                                             7.  SOLE DISPOSITIVE POWER
                                                 501,500

                                             __________________________


                                             8.  SHARED DISPOSITIVE POWER
                                                 -0-
                                             __________________________
_______________________________________________________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    501,500
_______________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A
_______________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.32%
_______________________________________________________________________

12. TYPE OF REPORTING PERSON*

    HC
_______________________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!

                             SCHEDULE 13G-A


Item 1(a).        Name of Issuer:

                  Human Genome Sciences, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  9620 Medical Center Drive
                  Suite 300
                  Rockville, MD 20850-3338

Item 2(a).        Name of Person Filing:

                  Aetna Life and Casualty Company

Item 2(b).        Address of Principal Business Office or, if none,
                  Residence:

                  151 Farmington Avenue
                  Hartford, Connecticut  06156-3124

Item 2(c).        Citizenship:

                  Connecticut

Item 2(d).        Title of Class of Securities:

                  Common Stock;  $.01 Par Value

Item 2(e).        CUSIP Number:

                  444903108

Item 3.           Statement filed pursuant to Rule 13d-1(b).

                  Parent Holding Company, in accordance with 240.13D (b) (ii) (G).

Item 4.           Ownership.

                  (a).  Amount Beneficially Owned

                   501,500 shares of Common Stock, which includes
                   494,000 shares of Common Stock and 7,500 shares of Common Stock issuable upon exercise of warrants.

                  (b).  Percent of Class:

                   3.32%

                  (c).  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote -
                         501,500
                   (ii)  shared power to vote or to direct the vote -
                         -0-
                   (iii) sole power to dispose or to direct the
                         disposition of -   501,500
                   (iv)  shared power to dispose or to direct the
                         disposition of -   -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  This statement is being filed to report the fact that as of the date hereof, the Company has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 See attached Exhibit

Item 8.          Identification and Classification of Members of the Group.

                 N/A

Item 9.          Notice of Dissolution of Group.

                 N/A

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1996           (For the year ended December 31, 1995)
___________________
Date

Lucille M. Nickerson
________________________________________
    Signature

Lucille M. Nickerson, Vice President and Corporate Secretary
Name/Title

                               EXHIBIT INDEX


Page No.        Identification and Classification of the Subsidiary
   8            Which Acquired the Security Being Reported on by the
                Parent Holding Company